Four Embarcadero Center, Suite 3200
San Francisco, CA 94111

United States Securities and Exchange Commission
Attention: John Cash
Division of Corporate Finance
450 Fifth Street, N.W., Mail Stop 4-4
Washington, D.C. 20549

Re:	Building Materials Holding Corporation Form 10-K for Fiscal Year Ended December 31, 2007 File No: 1-33192

June 20, 2008

Dear Mr. Cash,

This letter is in response to your letter dated June 19, 2008. For your convenience, we have restated your questions with our responses.

FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007
Risk Factors, page 12
Our business is dependent on demand for and supply of single-family homes…page 12

Question:
1.
In future filings, please be more specific about how the housing market downturn has affected your business and may continue to pose risks to your business, including your 2007 decrease in sales and net loss.

Response:
In future filings and subject to the facts and circumstances at the time, we will be more specific as to the effect and continuing effect of the housing market downturn on our business. Specifically, this risk factor will continue to disclose the factors influencing demand and supply of single-family homes as well as the impact of these housing changes on our business.

Subject to the facts and circumstances at the time, we intend to disclose information similar to the following:

Our business is dependent on demand for and supply of single-family homes which is influenced by changes in the overall condition of the U.S. economy, including interest rates, consumer confidence, job formation and other important factors.
The residential building products and construction services industry is highly dependent on demand for single-family homes, which is influenced by several factors. These factors include economic changes nationally and locally, mortgage and other interest rates, consumer confidence, job formation, demographic trends, inflation, building permit activity and availability of credit as well as other factors. The construction of new homes may experience decline due to over supply of home inventory levels, lack of availability of credit, the unavailability and unaffordability of land in attractive metropolitan areas, shortages of qualified tradespeople, shortages of materials and regulations that impose restrictive zoning and density requirements. Also, changes to housing patterns may occur, such as an increase in consumer demand for urban living rather than single-family suburban neighborhoods.

Telephone: (415) 627-9100 · Fax: (415) 627-9119

The U.S. homebuilding industry experienced a sharp contraction in the production of single-family homes in 2007. Following a slowdown in production in 2006, the housing market was negatively impacted by an excess inventory of unsold homes, deteriorating consumer confidence, declining affordability, tightening lending standards, reduced availability of credit and economic concerns. Single-family permits for the U.S. were down 29% for 2007.

In our markets, we experienced a 35% decline in single-family building permits compared to 2006. The decline was widespread across all our markets for both building products and construction services. Lower sales from weakening buyer demand and increased competition for fewer contracts led to declines in our margins, particularly for construction services. We expect market conditions will continue to be challenging and may apply further pressure to our sales, margins and operating results.

All of these factors could limit demand for home construction and may result in lower sales of our building products and construction services as well as lower operating results due to our inability to align our cost structure with these sales trends.

FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007
Risk Factors, page 12
Compliance with credit facility covenants…page 12

Question:
2.	In future filings, please be more specific about how your financial results caused you to not be in compliance with some of your covenants and the risks to your business from non-compliance.

Response:
In future filings and subject to the facts and circumstances at the time, we will specify our significant financial covenants and the fact that higher costs and reduced operating results may create an inability to meet financial covenants.

Subject to the facts and circumstances at the time, we intend to disclose information similar to the following:

Compliance with credit facility covenants is dependent on operating performance and changes in interest expense may adversely impact our operating results.
Our credit facility requires quarterly compliance with financial covenants including minimum net worth, minimum interest coverage ratio and minimum earnings before interest, taxes, depreciation and amortization. Operating results, particularly net income, are a primary factor for these covenants and our ability to comply with these covenants depends on our operating performance. Due to impairments and operating losses in the fourth quarter of 2007, we were not in compliance with our financial covenants. A waiver was obtained and these covenants were amended in February 2008.

Given the challenging homebuilding market conditions, we may not be in compliance with these covenants in the future. Reduced operating performance, organizational changes and other expenses may result in failure to comply with the financial covenants and adversely affect our ability to finance operations or capital needs and could create a default and cause all amounts borrowed to become due and payable immediately. Additionally, the amended credit facility restricts our ability to incur additional indebtedness, pay dividends, repurchase shares, enter into mergers or acquisitions, use proceeds from equity offerings, make capital expenditures and sell assets.

Increases in interest rates and the credit risk premium assigned to us as well as changes in the amount of debt will increase our interest expense. Higher interest expense may adversely impact our financial position, results of operations or cash flows for operating needs.

FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007
Item 9A. Controls and Procedures, page 93

Question:
3.	In future filings, please specifically identify the deficiencies in your internal controls and describe the corrective measures you are taking to address them.

Response:
Pursuant to Regulation S-X Item 308(a)(3) and (4)(c), we understand the disclosure must include any material weaknesses in our internal control over financial reporting and any change during the last quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

As a result of monitoring the effectiveness of our internal controls on a continuous basis, we identify deficiencies and implement corrective actions to ensure the effectiveness of our disclosure controls and procedures and internal controls over financial reporting. Our disclosure of deficiencies is reflective of the fact there are changes in conditions and as a result, the effectiveness of disclosure controls and procedures and internal controls over financial reporting will vary over time. We immediately implement corrective actions and evaluate any continuing deficiencies for significance or material weakness.

As our disclosure states, none of these deficiencies have been considered a material weakness and there were no changes in the design or operation of our internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting. We believe our disclosure exceeds the requirements of Regulation S-X Item 308 as our disclosure accurately informs readers of our continuous efforts to enhance internal controls.

In future filings and subject to the facts and circumstances at the time, we will continue to specify whether these deficiencies have been considered a material weakness and whether there were changes in the design or operation of our internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

FORM 14A FILED APRIL 8, 2008
Compensation Discussion and Analysis, page 28
Annual Incentive, page 31
2007 Annual Incentive Plans, page 32

Question:
4.
This disclosure is confusing in explaining how the formula works with respect to the performance factors and the weighting and how you use both to come up with a figure for bonus. In future filings, please specify and provide an example to explain how you come up with the bonus amounts. Please also quantify the target performance amounts. Please also comply with this comment for respect to your LTIPs beginning on page 35.

Response:
In future filings and subject to the facts and circumstances at the time as well as the review and approval of our Compensation Committee, we will maintain consistency in the format of our disclosure for the annual incentives and LTIPs to include the following:
•	performance factors, including quantification,
•	weighting,
•	an example and
•	named executive officer pool participation or award (i.e. qualitative and quantitative information for prior 3 to 5 years).

We acknowledge in connection with our responses to the Commission’s letter dated June 19, 2008:
•	we are responsible for the adequacy and accuracy of the disclosure in the filing,
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings and
•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or if I can be of further assistance, please contact me.

Sincerely,

/s/ Paul S. Street
Paul S. Street
Senior Vice President, Chief Administrative Officer, General Counsel and Corporate Secretary